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Exhibit 99.1

Press Contact: Laura Whitaker Vice President of Marketing Communications Leitch Incorporated Tel: +1 416-445-9640 Laura.Whitaker@leitch.com
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
www.leitch.com
September 24, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES ISSUANCE OF 338,000 COMMON SHARES UPON EXERCISE OF OVER-ALLOTMENT OPTION

         TORONTO, ONTARIO — Leitch Technology Corporation (TSX: LTV) today announced that the syndicate of underwriters has purchased an additional 338,000 common shares at a price per share of $4.50 for gross proceeds of $1,521,000. The common shares were issued upon the exercise of an over-allotment option granted to the underwriters in connection with the previously announced issuance of 4,450,000 common shares by Leitch on August 29, 2003. With the issuance today, Leitch will have issued 4,788,000 common shares pursuant to the equity offering for net proceeds of approximately $20.4 million.

        The common shares offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any State in which such offer, solicitation or sale would be unlawful.

         Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

Leitch Technology Corporation
150 Ferrand Drive, Ontario M3C 3E5 CANADA
Telephone: (416) 445-9640 or (800) 387-0233 Fax: (416) 443-3088
www.leitch.com

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LEITCH TECHNOLOGY ANNOUNCES ISSUANCE OF 338,000 COMMON SHARES UPON EXERCISE OF OVER-ALLOTMENT OPTION